
October 8, 2013

G. William Beale
Chief Executive Officer
Union First Market Bankshares Corporation
1051 East Cary Street, Suite 1200
Richmond, Virginia 23219

Re: **Union First Market Bankshares Corporation**
Registration Statement on Form S-4/A
Filed September 26, 2013
File No. 333-190644
Form 10-K for the Period Ended December 31, 2012
Filed March 13, 2013
File No. 000-20293

Dear Mr. Beale:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Prior Comment 24

1. We note your response to comment 24 in our comment letter dated September 11, 2013. However, Section 1015 (b)(4)) of Regulation M-A requires disclosure of any compensation received as a result of a material relationship, not just compensation related to investment banking services. Please provide the required disclosure or include your analysis as to why the relationship or compensation was not material.

Part II

Tax Opinion

2. Please revise and re-file the tax opinions to be full opinions that include any assumptions, limitations, qualifications, etc. without referring to the discussion in the prospectus for parts of the opinion. Alternatively, revise to make the discussion in the document counsel's opinion and file short-form opinions. In either case, please revise the opinions and discussion to be consistent with Corporation Finance's Staff Legal Bulletin No. 19, section IIIB on long or short form opinions.

Union First Market Bankshares Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Management's Discussion and Analysis – Allowance for Loan Losses, General Reserve Component, page 26

3. We note your response to comment 29 in your letter dated September 26, 2013.   The guidance in ASC 310-10 indicates that once a loan is determined to be impaired it may only be aggregated with loans with similar risk characteristics (i.e. other impaired loans). Please ensure that you measure credit impairment for impaired loans in accordance with ASC 310-10 and that your disclosure accurately describes your allowance for loan loss methodology in future filings.

4. We note your response to comment 29 in your letter dated September 26, 2013. Please note that any loan considered to be impaired should be disclosed as individually evaluated for impairment in your credit quality disclosures, even if the loan is aggregated with other impaired loans to measure credit impairment. Please revise your disclosure accordingly. See ASC 310-10-50-11C.

Summary of Significant Accounting Policies – Nonaccruals, Past Dues, and Charge-offs, page 69

5. We note your response to comment 31 in your letter dated September 26, 2013. We note that using the practical expedient and measuring credit impairment based on the fair value of collateral is only available for loans that are collateral dependent. If a loan customer is paying or the loan exhibits signs of alternative payment sources, the loan is not collateral dependent and the practical expedient is not available. Please ensure that you measure credit impairment on impaired loans in accordance with ASC 310-10-35-22, that you charge-off portions of collateral dependent loans that are uncollectable on a timely basis in accordance with appropriate accounting guidance and that your disclosure accurately describes your policies in future filings.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz, Staff Accountant, at 202-551-3484 or Mike Volley, Staff Accountant, at 202-551-3437, if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at 202-551-3448 or me at 202-551-3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney